82-3739

INTERSTAR GROUP INC.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail: interstar@atlantor.com

PRESS RELEASE

FOR IMMEDIATE RELEASE

Subject: **Theralase Unit of InterStar Group Obtains ISO 13485 Medical Device Registration**

Toronto; 25 August 2004 -- InterStar Group of Toronto (TSXV:IG.H & NASDAQ OTC: ISMGF) announced that its Theralase subsidiary has received the ISO 13485 Certificate of Registration certifying the compliance of its quality management system for the production, installation and service of medical devices. ISO 13485 certification confirms superior corporate quality standards in every significant sector comprising the manufacturing, purchasing, physical facilities, equipment, design processes and development, production documentation, controls and records, packaging, traceability and feedback required to ensure the production of safe and effective medical devices.

ISO 13485 international medical device quality standards are comparable to certifications under the U.S. FDA QSR (Quality System Regulation) ISO 9001 and the European Union CE Mark.

Theralase Inc. of Markham, Ontario, a wholly-owned subsidiary of InterStar Group Inc., is engaged in the design, manufacture and sales distribution of specialized proprietary therapeutic medical laser devices. The diverse healthcare sector applications for Theralase devices include pain management and control, wound healing and bone fracture restoration, and photo-dynamic therapy targetting cancer tumors.

InterStar Group Inc. has proposed a change of corporate name to **Theralase Technologies Inc.** which will be considered at the Theralase Special Shareholder Meeting scheduled for September 13, 2004.

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Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
F. 416.865.1382

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